

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404**

Mail Stop 3561

June 6, 2007

By U.S. Mail

Mr. Robert Flexon
Chief Financial Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

   **Re: NRG Energy, Inc.
     Form 10-K for the year ended December 31, 2006
     Filed February 28, 2007
     File No. 1-15891**

Dear Mr. Flexon:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Jim Allegretto
        Senior Assistant Chief Accountant